Exhibit 3.9

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:37 PM 01/25/2010
FILED 09:23 PM 01/25/2010
SRV 100071045 – 4781038 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is HEK WATER SOLUTIONS, LLC.

Second: The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington. Zip code 19801. The name of its Registered agent at such address is The Corporation Trust Company.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is             ”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 22nd day of January, 2010

By:	/s/ Donald G. Ezzell

Authorized Person (s)
Name:	Donald G. Ezzell